[LOGO OF TCI APPEARS HERE]

[LETTERHEAD OF TCI APPEARS HERE]

                                August 30, 1996

Board of Directors
DMX Inc.
11400 West Olympic Boulevard                                        VIA TELECOPY
Suite 1100                                                          ------------
Los Angeles, California 90064-1507



Gentlemen:

           This letter sets forth a proposal pursuant to which a corporation to be formed ("MusicCo") by one or more affiliates of Tele-Communications, Inc. ("TCI") will acquire all the issued and outstanding shares of common stock of DMX Inc. ("DMX") in a transaction structured as a merger (the "Merger") of a wholly owned subsidiary of MusicCo with and into DMX. We expect that the Merger will result in the recognition of gain or loss by DMX stockholders for federal income tax purposes.

           Should the proposed terms of the Merger, as described more fully below, be acceptable to the Board of Directors of DMX, we will proceed to negotiate and enter into a definitive merger agreement that will include, among other things, customary representations and warranties, covenants (including recommendation of the transaction to stockholders by the Board, standstill provisions and information access and confidentiality covenants) and conditions, including approval by DMX stockholders. We also expect that DMX will require that it receive, at the time of execution of the merger agreement, an opinion of an investment banking firm of national repute to the effect that the Merger is fair from a financial point of view to DMX stockholders.

           It will be a condition precedent to the Merger that all of TCI's and its controlled affiliates' subscriber agreements with residential and commercial DMX subscribers be transferred to MusicCo. TCI also will agree that, subject to such conditions and limitations as may be agreed between MusicCo and TCI, MusicCo will be the exclusive vehicle through which TCI and its controlled affiliates will engage in the business of producing and selling by any means of distribution audio and video music programming to wholesale and retail commercial and residential customers.

           Subject to our further investigation of DMX, its business, assets and liabilities, we propose that, in the Merger, the outstanding shares of DMX common stock (which we understand total approximately 59,586,594 shares as of the date of this letter), including shares held by TCI
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DMX, Inc. Board of Directors
August 30, 1996
Page 2


affiliates, will be converted into shares of Class A common stock of MusicCo representing, in the aggregate, approximately 19.25% of the total number of shares of Class A and Class B common stock of MusicCo outstanding immediately after the Merger. The merger agreement will provide for the cancellation or other appropriate treatment of outstanding options or other rights to acquire securities of DMX.

        All shares of MusicCo Class B common stock outstanding immediately after the Merger will be owned by one or more affiliates of TCI. The two classes of MusicCo common stock will have identical rights, except that each share of Class B common stock will represent the right to cast ten votes on each matter submitted to a vote of MusicCo stockholders, compared to one vote per share of Class A common stock.

        TCI also will agree that if, during the one-year period beginning on the date of closing of the Merger, the market price of MusicCo's Class A common stock has not equaled or exceeded $2.00 per share for any period of at least 20 consecutive trading days, holders of MusicCo common stock issued in the Merger will have the right (a "Put"), exercisable during the 30-day period beginning on the first anniversary of the closing of the Merger, to require TCI to purchase such common stock at a purchase price of $2.00 per share. That purchase price may be paid, at TCI's election, in cash or in shares of Tele-Communications, Inc. Series A TCI Group Common Stock.

        As soon as possible after the execution of this letter, TCI will provide to DMX a loan of $3.5 million, payable with interest at 12.5% per annum in 36 equal monthly installments of principal and interest. Proceeds of that loan may be used by DMX only to purchase tuners for use by residential and commercial customers of DMX, and payment of that loan will be secured by a security interest in the equipment acquired with loan proceeds and DMX's commercial subscriber agreements. At the same time as the loan is made, DMX will grant to TCI and its affiliates rights to distribute DMX's services on the terms and conditions set forth in the form of affiliation agreement to be submitted to DMX under separate cover.

        Consummation of the Merger will be subject, in addition to the matters specified above, to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any material adverse change in the financial condition or results of operations of DMX, effectiveness of a registration statement under the Securities Act of 1933 pertaining to the issuance of shares of MusicCo in the Merger and the Puts, the absence of any court order or other legal requirement that would have the effect of making consummation of the Merger illegal, the obtaining of any material required consents of third parties

DMX Inc. Board of Directors
August 30, 1996
Page 3



and the accuracy as of the closing of representations and warranties set forth in the merger agreement.

         Each of DMX and TCI agrees that it will not issue any press release or otherwise disclose the contents of this letter without the approval of the other, which approval will not be unreasonably withheld.

         Except for the agreement stated in the immediately preceding paragraph, this letter is intended only to assist the parties in negotiating definitive terms of the proposed transactions and is not intended to constitute or create a legally binding obligation. Prior to the execution of definitive documents expressly stating the intention of the parties to be legally bound, either party may terminate negotiations at any time without further obligation or liability.

         Please indicate your agreement with the foregoing by executing and returning a copy of this letter.

                                          Very truly yours,

                                          TELE-COMMUNICATIONS, INC


                                          By: /s/ Brendan R. Clouston
                                             -----------------------------------
                                              Brendan R. Clouston
                                              Executive Vice President

Agreed and accepted:

DMX Inc.


By:
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Title:
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Dated:             , 1996
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